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Exhibit 99.1

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

NEWS RELEASE	FOR IMMEDIATE RELEASE

VINDI BANGA TO JOIN THOMSON REUTERS BOARD OF
DIRECTORS ON JANUARY 1, 2009

        NEW YORK, NY, October 14, 2008—Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals, today announced the appointment of Manvinder Singh (Vindi) Banga (53) to its Board of Directors effective on January 1, 2009.

        Mr. Banga, who is based in London, is the President of the Foods, Home and Personal Care business for Unilever PLC and one of the seven member Unilever executive committee reporting to the CEO.

        David Thomson, chairman of the Thomson Reuters Board, said, "I am delighted to welcome Vindi to Thomson Reuters, with his wealth of experience in developing and emerging markets. During his career, he has worked in global, regional and national roles in London, Singapore and Mumbai. He has deep knowledge of Asian business which will prove invaluable as Thomson Reuters looks to capitalize further on opportunities in that region."

        Thomson Reuters also announced that Dick Olver will retire from the Board at the end of this year.

        "I would like to thank Dick Olver for his long commitment to Reuters and the continuity he has been providing as we move through the important Thomson Reuters integration. His contributions are highly valued by the Board," said Mr. Thomson.

        Mr. Banga joins the Board of Thomson Reuters as a non-executive director.

        Other than as disclosed in this news release, there are no other matters required by Listing Rule 9.6.13R to be disclosed in relation to Mr. Banga.

About Thomson Reuters

        Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Notes to Editors:

About Manvinder Singh (Vindi) Banga

        Vindi Banga is President of the Foods, Home and Personal Care business for Unilever and is one of the seven member Unilever Executive Committee reporting to the CEO. While President for Unilever's Home and Personal Care business in Asia, Mr. Banga was based in Singapore covering South Asia through South East Asia, China to North East Asia and Australasia.

        Mr. Banga previously was Chairman and Managing Director of Hindustan Unilever Ltd in India from 2000 to 2005. Hindustan Unilever is one of Unilever's largest operating companies. Before that, he was Unilever's global SVP for Hair Care and Oral Care based in London. Mr. Banga also held various other general management positions in Unilever and began his career with the company in Sales and Marketing in 1977. Additionally, he served as a director on the Board of Unilever Nepal Ltd from 2000 to 2005.

        Mr. Banga is a member of the Prime Minister of India's Council on Trade & Industry, and a director on the Board of Maruti Suzuki India Ltd, India's largest car company. He is on the Wharton Asia and International Board, the Board of Governors of Indian Institute of Management, Ahmedabad, and the Supervisory Board of the Indian School of Business (ISB), Hyderabad; and he was on the India Advisory Panel to International Enterprise, Ministry of Trade and Industry, Singapore. He is a charter member of the TIE (The Indus Entrepreneurs) and a member of the WPO (World Presidents Organisation).

        He is a gold medalist from both the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering degree in 1975; and the IIM Ahmedabad, where he completed a post graduation program in Management in 1977.

About Richard (Dick) L. Olver

        Richard Olver has been a director of Thomson Reuters since April 2008, and previously was a director of Reuters Group PLC beginning in 1997.

        Mr. Olver is chairman of BAE Systems PLC, a global defense and aerospace company. Mr. Olver was deputy group chief executive of BP PLC until 2004. He was also chief executive officer of BP's Exploration and Production Division between 1998 and 2002.

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  Exhibit 99.1
VINDI BANGA TO JOIN THOMSON REUTERS BOARD OF DIRECTORS ON JANUARY 1, 2009